Exhibit 21.1

List of Subsidiaries

As of December 31, 2011, the Company had the following subsidiary:

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

Harmony Metals Design, Inc.	Florida	100% owned by the Company

As of April 13, 2012, the Company had the following subsidiary:

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

Nuvel, Inc.	Delaware	100% owned by the Company